FORM PX14A6G

AMERICAN FINANCIAL GROUP, INC. – AFG

Filed:  April 29, 2011

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

American Financial Group, Inc.

2. Name of person(s) relying on exemption:

a.     Calvert Social Index Fund and Calvert VP S&P MidCap 400 Index Portfolio, each acting through Calvert Asset Management Company, Inc., which will be renamed Calvert Investment Management, Inc. on or about April 30, 2011.

b.     Board of Pensions of the Evangelical Lutheran Church in America.

3. Address of person(s) relying on Exemption:

a.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

b.     800 Marquette Ave., Suite 1050, Minneapolis, Minnesota, 55402

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, that were distributed to the media as a press release.

IMPORTANT PROXY VOTING MATERIAL

NEWS RELEASE

Contact:          Melinda Lovins

301.657.7089

Melinda.Lovins@Calvert.com

CALVERT SUBMITS SHAREHOLDER PROPOSAL

 IN EFFORT TO INCREASE BOARD DIVERSITY AT

AMERICAN FINANCIAL GROUP

BETHESDA, MD.///April 27, 2011// Calvert Asset Management Company, Inc.* and the Board of Pensions of the Evangelical Lutheran Church in America filed a shareholder proposal focused on the lack of diversity on American Financial Group’s Board of Directors and within Senior Management.

Shareholders will vote on Proposal #8, a non-binding resolution, at the company’s    May 11, 2011 annual meeting.  The proposal recommends that the company amend current director search procedures to increase the likelihood of adding diverse candidates. Further, the proposal recommends that the company amend director selection criteria to specifically consider diversity in race and/or gender as part of desired board characteristics.

“Despite a growing body of research showing that there is a significant positive relationship between firm value and the percentage of women or minorities on boards, American Financial Group remains unwilling to consider diversity as part of every search for director candidates,” said Aditi Mohapatra, Senior Sustainability Analyst, Calvert.

This proposal comes in response to American Financial Groups’ position as an outlier among its peers on board diversity.

➢      Nearly 80 percent of American Financial Group’s peers within the Russell 1000 have at least one woman on their board of directors.

➢      Currently, American Financial Group has no women and no minorities on its Board of Directors or within Senior Management.

➢      The company has taken no proactive measures to address the lack of diversity.

o       Seventy percent of the S&P 100 consider diversity in the selection of board nominees and 44 percent specifically mention the consideration of diversity in race and/or gender as desired board nominee characteristics.[1]

➢      The current board includes three directors with tenures over fifteen years.

 “The lack of diversity on boards is not a talent issue. Companies searching for a director nominee will find that there are plenty of qualified women and minorities who can bring independent, thoughtful views to boardrooms.” Mohapatra added, “We encourage American Financial Group to expand the director selection process and consider a wider range of candidates.”

About Calvert Investments®

Calvert Investments is a leader within the investment community in advocating for corporate diversity. Calvert Investments has been active in promoting board diversity. Since 2002, Calvert Investments has filed over 55 resolutions seeking commitments to increase board diversity.  As a result, to date 46 companies have either added a diverse candidate to the board or amended director selection criteria to consider diversity.

In 2004, Calvert Investments developed and launched the Calvert Women’s Principles®, the first global code of corporate conduct focused exclusively on empowering, advancing and investing in women. Today, the Principles form the baseline for an effort by the UN Global Compact and UN Women called the Women’s Empowerment Principles and an initiative with the City of San Francisco’s Department on the Status of Women and Verité called the Gender Equality Principles.

A leader in Sustainable and Responsible Investments (SRI), Calvert Investments offers investors among the widest choice of SRI strategies of any investment management company in the United States. Each SRI strategy employs one of three proprietary approaches. Calvert Signature® Strategies integrate two distinct research frameworks: a rigorous review of financial performance plus a thorough assessment of environmental, social, and governance performance. Only when a company meets Calvert standards for both frameworks will we consider investing. Calvert Solution® Strategies selectively invest in companies that produce products and services designed to solve some of today's most pressing sustainability challenges. Calvert SAGETM Strategies emphasize strategic engagement to advance environmental, social, and governance performance in companies that may not meet Calvert standards today, but have the potential to improve. More information on Calvert SRI strategies is available at http://www.Calvert.com/SRI.

Calvert Asset Management Company, Inc., 4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814 #11135 (04/11)*

* Effective 4/30/2011, Calvert Asset Management Company, Inc. will be renamed Calvert Investment Management, Inc.

[1] Calvert Investments, Examining the Cracks in the Ceiling:  A Survey of Corporate Diversity Practices in the S&P 100, October 2010

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THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, NEWSPAPERS, MAGAZINES, TELEVISION PROGRAMMING, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT ASSET MANAGEMENT COMPANY, INC. (CAMCO), ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CAMCO AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND) OR THE BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA (BPELCA).  PLEASE DO NOT SEND YOUR PROXY TO CAMCO, ANY CALVERT FUND OR BPELCA.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CAMCO, CERTAIN CALVERT FUNDS AND/OR BPELCA.

For questions regarding American Financial Group Proposal # 8 on Board Composition, please contact Aditi Mohapatra, Calvert Asset Management Company, Inc., 301.961.4715, aditi.mohapatra@calvert.com